Free Writing Prospectus Filed Pursuant to Rule 433

(Related to Preliminary Prospectus Supplement Dated August 21, 2007)

Registration No. 333-117742

August 21, 2007

Anheuser-Busch Companies, Inc.

Final pricing terms as of August 21, 2007

$500 Million 6.450% Debentures due September 1, 2037

Issuer:	Anheuser-Busch Companies, Inc.
Ratings:	A2 (Stable) / A (Stable)
Offering Format:	SEC Registered
Joint Bookrunners:	Banc of America Securities LLC J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated SunTrust Robinson Humphrey, Inc. UBS Securities LLC The Williams Capital Group, L.P.

Final Terms
6.450% Debentures due September 1, 2037
Principal Amount	$500,000,000
Treasury Benchmark	4.750% due 2/15/2037
Treasury Yield	4.946%
Re-offer Spread to Treasury	+153 bp
Re-offer Yield	6.476%
Coupon	6.450%
Price to Public (%)	99.656%
Gross Proceeds ($)	$498,280,000
Coupon Dates	September 1, March 1
First Coupon Date	March 1, 2008
Trade Date	August 21, 2007
Settlement Date (T+3)	August 24, 2007
Maturity Date	September 1, 2037
Make Whole Call	T + 25 bp
Day Count	30/360
CUSIP	035229 DC4
CHANGE OF CONTROL:	If a change of control triggering event occurs, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Debentures at a price equal to 101% of the principal amount of the Debentures, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated August 21, 2007 relating to the Debentures).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC collect at 1-800-294-1322, J.P. Morgan at 1-212-834-4533, or Merrill Lynch toll free at 1-866-500-5408.